UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
AKANDA CORP.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

00971M205
(CUSIP Number)

Katie Field, Chairman & CEO
Halo Collective Inc.
65 Queen Street W., Suite 815
Toronto, Ontario M5H 2M5 Canada

Copy to:

Richard Raymer
Dorsey & Whitney LLP
161 Bay Street, Suite 4310
Toronto, Ontario M5J 2S1 Canada
(416) 367-7370
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00971M205
1	NAME OF REPORTING PERSONS Halo Collective Inc. (the “Reporting Person”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 582,193
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 582,193
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 582,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)   The percentages used herein are calculated based upon 3,884,786 outstanding shares of the Issuer as of March 9, 2023 plus 582,193 common shares in aggregate underlying convertible securities which are beneficially owned by the Reporting Person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

Item 1.	Security and Issuer
(a)	Title of Class of Securities:
Common Shares, no par value (the “Common Stock”)
(b)	Name of Issuer:
Akanda Corp. (the “Issuer”)
(c)	Address of Issuer’s Principal Executive Offices:
1a, 1b Learoyd Road
New Romney, TN28 8XU, United Kingdom
Item 2.	Identity and Background
(a)	Name of Reporting Person: Halo Collective Inc.
(b)	Principal Business Address: 65 Queen Street West, Suite 815, Toronto, Ontario M5H 2M5 Canada
(c)	Occupation, Employment and Other Information: Cannabis cultivation, extraction, manufacturing and distribution;
(d)
Criminal Convictions:  Neither the Reporting Person nor its officers or directors have, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)
Civil Proceedings:  Neither the Reporting Person nor its officers or directors have, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)	Citizenship: Ontario, Canada.
Item 3.	Source and Amount of Funds or Other Consideration:
OO - See Item 4
Item 4.	Purpose of Transaction
On January 26, 2023, the Issuer issued a promissory note to the Reporting Person in the principal amount of Three Hundred Twenty-Eight Thousand Hundred Dollars ($328,000.00) (the “Note”). The Note bears an interest rate of 7% per annum and has a maturity date on June 25, 2023. If the amount payable is due, whether at stated maturity, by acceleration or otherwise, the overdue amount shall bear and accrue an interest rate of 1.25%.

On July 25, 2023, the Issuer and the Reporting Person entered into a Note Conversion Agreement to convert $360,960 of the total remaining outstanding balance, including accrued interest, under the Note into Common Shares of the Company at $0.62 per share (the “Conversion Shares”). The Issuer and the Reporting Person agreed that after the issuance of the Conversion Shares, the principal balance outstanding under the Note is $0. Upon satisfaction of complying with Nasdaq Capital Market rules, the Issuer issued 582,193 Common Shares to the Reporting Person on August 25, 2023, in full satisfaction of the Note.

Katie Field, the Chair and Chief Executive Officer of the Reporting Person, has served as a director of the Issuer since February of 2020, and is also acting as the Interim Chief Executive Officer of the Issuer from February 7, 2023, through the date of this report.

Item 5.	Interest in Securities of the Issuer
As of July 25, 2023, the Reporting Person holds the following shares of Common Stock:
(i) Sole power to vote or to direct the vote:  582,193
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or direct the disposition:  582,193
(iv) Shared power to dispose or direct the disposition: 0
(v) Aggregate amount of shares beneficially owned:  582,193
(vi) Percent of class represented in Item (v) above:  13.0%
The percentage represented in Item 5(vi) above was calculated based upon 3,884,786 outstanding shares of the Issuer as of March 9, 2023 plus 582,193 common shares in aggregate underlying convertible securities which are beneficially owned by the Reporting Person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
January 26, 2023 Promissory Note
July 25, 2023 Note Conversion Agreement
Item 7.	Material to Be Filed as Exhibits

January 26, 2023 Promissory Note - Exhibit 4.3 to the Issuer's F-3 Registration Statement filed with the Securities and Exchange Commission on January 18, 2024
July 25, 2023 Note Conversion Agreement

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2024
HALO COLLECTIVE INC.

By:  /s/ Katie Field
Katie Field, Chairman & CEO

Exhibit 7.1  NOTE CONVERSION AGREEMENT

Note Conversion Agreement
July 25, 2023

This Note Conversion Agreement (the “Agreement”) is made as of July 25, 2023 between Halo Collective Inc., an Ontario corporation (the “Holder”), and Akanda Corp., an Ontario corporation (the “Debtor”), in connection with a promissory note with a principal amount of US$328,000 dated January 26, 2023 issued by the Debtor to the Holder (the “Note”).

1.	Issuance of Common Shares. Holder and Debtor have agreed to convert
$360,960 of the amount owing under the Note into Common Shares of the Debtor at $0.62 per share (the “Conversion Shares”), and as such the Debtor hereby issues the Conversion Shares to the Holder. After the issuance of the Conversion Shares, the principal balance outstanding under the Note is $0.

2.	Representations of Holder. The Holder makes the following representations:

(a)	No portion of the Note has been assigned, pledged or transferred and the Holder owns the Note free and clear of any liens or encumbrances;

(b)
Holder is acquiring the Conversion Shares for its own account, it is acquiring such Conversion Shares not for the benefit of any other person, and not with a view to the resale or distribution of the Conversion Shares;

(c)
Holder is not acting for the account or benefit of a U.S. person or a person within the United States, and the offer and sale of the Conversion Shares to the Holder has been effected in reliance on Rule 903 of Regulation S of the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”);

(d)
Holder has knowledge in financial and business affairs, is capable of evaluating the merits and risks of an investment in the Conversion Shares and Holder has not received an offering memorandum or similar disclosure documents;

(e)
Holder has been given an adequate opportunity to ask questions of, and receive answers from, the officers of the Debtor concerning the sale of the Conversion Shares and to obtain such additional information as the Holder deems necessary in order to evaluate an investment in the Debtor and the Debtor has provided all information requested by the Holder;

(f) none of the Conversion Shares have been registered under the Securities Act or under any state securities or “blue sky” laws of any state of the United States, and, unless so registered, may not be offered or sold in the United States or to U.S. Persons, as that term is defined in Regulation S of the Securities Act, except pursuant to an exemption from,
t subject to, the registration requirements of the Securities Act; and

(g) Holder has duly executed and delivered this Agreement to the Debtor and it constitutes a valid and binding agreement of the Holder enforceable against the Holder in accordance with its terms.
3.	Notices. All notices, requests, demands and other communications hereunder shall be subject to the provisions under the Note.

4.	GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE PROVINCE OF ONTARIO WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAW THEREOF.

5. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be duly and validly delivered and be valid and effective for all purposes.

IN WITNESS WHEREOF, the Debtor and Holder duly executed and delivered this Agreement as of the date first written above.

Akanda Corp.

By:  /s/ Katie Field
 Name:  Katie Field
Title:  Executive Director

Halo Collective Inc.

By:  /s/ Avtar Dhaliwal
Name:  Avtar Dhaliwal
Title:  Director